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                                                               EXHIBIT (b)(ii)

                                  AMENDMENT TO
                                 THE BY-LAWS OF
                          HILLIARD LYONS RESEARCH TRUST
                (FORMERLY NAMED HILLIARD LYONS INVESTMENT TRUST)


     Pursuant to Section 2.7 of the Declaration of Trust establishing the Hilliard Lyons Research Trust dated January 12, 1999, as amended, and Section
7.1 of the By-Laws, and the affirmative vote of a majority of the trustees at a meeting duly called and held on May 4, 1999, the By-Laws are amended as follows:

          "Section 2.8 OTHER COMMITTEES. The Board of Trustees may appoint from among its members other committees composed of one or more of its Trustees which shall have such powers as may be delegated or authorized by the resolution appointing them."